Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

General Electric Company:

We consent to the incorporation by reference in the Registration Statement on Form S-8 of the General Electric Company of our report dated June 21, 2011, with respect to the statements of net assets available for plan benefits of the GE Savings and Security Program as of December 31, 2010 and 2009, and related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2010, which report appears in the December 31, 2010 annual report on Form 11-K of the GE Savings and Security Program.

/s/ KPMG LLP
New York, New York
November 7, 2011